SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2015

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. (the “Company”) and its subsidiary companies for the three and six months ended June 30, 2015 and 2014. This report is dated August 12, 2015 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the same period and the Management’s Discussion and Analysis and the audited consolidated financial statements for the year-ended December 31, 2014.  The Company also published an Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml, both for the year ended December 31, 2014.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

Company Overview
Seabridge Gold Inc. is an exploration stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in several advanced-stage gold projects situated in North America. Seabridge is currently focused on its two principal projects, the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations
The Company incurred a net loss for the three months ended June 30, 2015 of $1.6 million or $0.03 per share compared to a net loss of $3.8 million or $0.08 per share in the comparative period ended June 30, 2014. On a six month basis, the Company incurred a $4.1 million loss or $0.08 per shares versus $6.2 million or $0.13 per share in the same period last year. The decreased loss in the current three and six month periods, versus the comparable periods of 2014, was mainly attributable to reduced corporate and administrative expenses, impairments to mineral properties and tax expense net of gains on the disposition of mineral properties.

In the current quarter ended June 30, 2015, the significant items contributing to loss were impairments recognized on the holdings of investments and corporate and administrative costs. These expenses were partially offset by the recognition of other income related to two flow-through shares issuances, one in 2014, and the other in the current quarter.

Corporate and administrative costs in the current quarter of $1.9 million are 52% lower than the comparable quarter of 2014 ($4.1 million). Cash compensation in the current quarter has increased slightly, to $0.7 million from $0.6 million in 2014 with the impact of a stronger US dollar on salaries denominated in US funds. On a six-month year-to-date basis, cash compensation increased from $1.2 million to $1.7 million reflecting the award of bonuses to certain members of senior management and the impact of US dollar strengthening. However, offsetting the increase in cash compensation is the significant decrease (76%) in non-cash, stock based, compensation of $0.7 million in the current three month period versus $3.0 million in the same period in 2014. On a six-month basis, these costs decreased from $5.0 million in 2014 to $1.4 million in the current year. The fair value of stock options, granted in the first quarter of 2014, and restricted share units (RSU), granted at the end of 2013 and in 2014, were amortized over a relatively condensed service period and the majority of those costs were recognized in 2014, prior to the start of the current fiscal year. In the current quarter, other corporate and administrative costs have increased over both the three and six month comparable periods as the Company has relied more heavily on professional expertise and incurred increased administrative costs as it seeks a joint venture partner for KSM.

The Company recognized $0.8 million of other income in the current quarter (2014 - $1.7 million) and $1.2 million on a six months year-to-date basis (2014 - $2.8 million) related to the amortization of flow-through share premiums recorded on financings completed in July 2014 and in April 2015. In 2014 the Company issued 1,150,000 flow-through common shares, at $12.00 per share, raising gross proceeds of $13.8 million. The purchase price represented a 29% premium over the market price of the Company’s shares on the closing date. On April 7, 2015, the Company issued 1,610,000 flow-through common shares, at $10.17 per share, raising gross proceeds of $16.4 million. This purchase price represented a 22% premium over the market price of the Company’s shares on that date. The Company has committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the two financings and transfer the deductibility of the expenses to the purchasers of the flow-through shares.  The effective date of the renouncement for the 2014 financing was December 31, 2014 and will be December 31, 2015 for the financing completed in the current quarter. Based on qualifying expenditures of $6.1 million, made in 2015, $1.2 million of other income has been recognized in the current year. Of the $1.2 million, $0.9 million related to the 2014 premium and $0.3 million related to the premium recorded in 2015. The premium for the 2014 financing has now been fully amortized through the statement of operations.  The balance of the premium related to the financing completed in April 2015, of $2.6 million, recorded on the statement of financial position as at June 30, 2015, will be amortized as the Company incurs qualifying exploration expenditures.

The Company continues to hold investments in common shares of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value on the statements of financial position. The Company also holds one investment in an associate and recognized $141,000 of gains related to its proportionate share of the associate’s net income and realized a small gain ($21,000) on the disposition of some of its available-for-sale investments. At June 30, 2015, the Company determined that the recoverability of the investment in associate and some of its available-for-sale investments was impaired and recorded a $0.7 million (2014 - $0.3 million) charge to the statement of operations.

In the current quarter, the Company recognized income tax expense of $66,000 (2014- $1.2 million) reflecting deferred tax expenses arising from exploration expenditures, which are capitalized for accounting purposes but are renounced for tax purposes within the 2014 and 2015 flow through share issuances. The tax expense for the six month period to June 30, 2015 of $34,000 has been partially offset by the tax losses recognized in the current six month period.

In the six-month period ending June 30, 2015, the Company was notified that the remaining option on one of its Nevada projects, Castle Black Rock, would be discontinued. The Company determined that the recoverability of the carrying costs was impaired and charged the statement of operations $0.4 million (2014 – nil), writing off the remaining carrying cost of the Nevada projects.

Quarterly Information
Selected financial information for the second quarter of 2015 and each of the previous seven fiscal quarters:

Quarterly operating results ($000's)	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014
Revenue	-	-	-	-
Loss for period	(1,590)	(2,474)	(3,972)	(2,834)
Basic loss per share	(0.03)	(0.05)	(0.08)	(0.06)
Diluted loss per share	(0.03)	(0.05)	(0.08)	(0.06)

Quarterly operating results ($000's)	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014	4th Quarter Ended December 31, 2013	3rd Quarter Ended September 30, 2013
Revenue	-	-	-	-
Loss for period	(3,775)	(2,442)	(2,447)	(2,045)
Basic loss per share	(0.08)	(0.05)	(0.05)	(0.04)
Diluted loss per share	(0.08)	(0.05)	(0.05)	(0.04)

Significant activities in the second quarter of 2015 included initiating and conducting the 2015 exploration and drilling program at KSM. Costs associated with the KSM exploration and drilling program are expected to remain steady in the third quarter of 2015 as the exploration program is expected to be completed in late August or early September.

Mineral Interest Activities
During the three months ended June 30, 2015, the Company incurred expenditures of $5.2 million on mineral interests compared to $6.3 million in the comparable 2014 period. On a six months year-to-date basis, the Company incurred expenditures of $7.6 million on mineral interests compared to $10.2 million in the comparable 2014 period.

In both the current and comparable period of 2014, the majority of the spending of $5.0 million (2014 - $5.8 million) was incurred on the KSM project. These costs were incurred commencing and carrying out the 2015 exploration program, completing a water treatment pilot plant study and continuing to co-ordinate the work of the independent geotechnical review board established to review and consider the structural stability and integrity of the project's tailings management facility and water storage dam. In the next fiscal quarter, similar costs are expected to be incurred as the Company completes the drilling and exploration program and diminish in the fourth fiscal quarter as the data is analyzed.  The 2015 exploration program was designed to drill test for a high grade core at the Mitchell deposit, expand both the length and width of block cave shapes that confine the current inferred resource estimate at Deep Kerr and expand the yet undetermined limits of the deposit at Iron Cap Lower Zone.

Initial core drilling results announced subsequent to the current quarter end pointed toward an expansion of the Mitchell deposit at depth. The size and orientation of the drill intercepts support the potential for an expansion of the cost-effective block cave operation planned for the reserves above these new intercepts. As well, the size and grade of the planned Mitchell block cave are likely to be enhanced by the results. The mineralogy and textures from drill core suggest that a zone of higher-temperature and fluid flow that may offer even better grades may be discovered; however there is evidence of faulting which needs to be analyzed before further drilling on the target is carried out. In July, subsequent to the current quarter, end the Company decided to scale back the planned 2015 exploration program that should reduce planned costs by approximately $2.2 million. The balance of the 2015 exploration program will focus on Deep Kerr.

The Company is not conducting a 2015 exploration program at Courageous Lake but $0.2 million of analysis and carrying costs were incurred in the quarter and on a six month year-to date basis, the Company incurred $0.3 million on similar costs.  These costs are not expected to increase over the next two fiscal quarters.

Liquidity and Capital Resources
The Company’s working capital position, defined as current assets less current liabilities and not including flow-through premium, at June 30, 2015, was $17.1 million up from $12.5 million at December 31, 2014. Cash and short-term deposits at June 30, 2015 totaled $14.7 million. As mentioned above, on April 7, 2015, the Company issued 1,610,000 flow-through common shares, at $10.17 per share, raising gross proceeds of $16.4 million. In addition, in the first quarter of 2015, the Company recovered $4.1 million related to a mineral exploration tax credit applied for at the end of 2014. Countering these sources of cash, the Company incurred exploration expenditures of $7.6 million and corporate and administrative costs of $2.6 million.

During the three months ended June 30, 2015, operating activities, including working capital adjustments, utilized $0.4 million compared to $0.2 million in the comparable quarter of 2014. Cash expenditures on mineral interests of $5.2 million decreased from the comparable quarter of 2014 when the Company incurred $6.3 million. On a six month year-to-date basis operating costs amounted to $3.7 million (2014 - $2.7 million) and cash expenditures on mineral properties amounted to $7.6 million (2014 - $10.2 million).

Outlook
For the remainder of 2015, the Company will commence and complete its planned exploration and drill program at KSM and continue to seek opportunities to either sell or joint venture one or both of its principal projects. A joint venture arrangement with a major mining partner would enable the Company to move the projects closer toward production. The Company also continues to dispose of certain non-core assets in Canada and the USA and as part of an agreement with IDM, to option its 100% interest in the Red Mountain project, IDM must pay the Company $1 million before the end of 2015.

Current cash and short-term deposits on hand of $14.7 million and funds expected to be derived from the optioning of non-core assets or the disposition of investments will be utilized to complete the remainder of the Company’s current year plans.

Internal Controls Over Financial Reporting
The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes to Internal Controls Over Financial Reporting
There was no change in the Company’s internal controls over financial reporting that occurred during the period April 1, 2015 to June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures
Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design and operating effectiveness of the disclosure controls and procedures as of June 30, 2015, are appropriately designed. These disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of controls and procedures
The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding
At August 12, 2015, the issued and outstanding common shares of the Company totaled 50,275,126. In addition, there were 3,715,000 stock options granted and outstanding and 153,750 RSUs outstanding. Assuming the exercise of all outstanding options and RSUs, there would be 54,143,876 common shares issued and outstanding.

Related Party Transactions
During the six months ended June 30, 2015, a private company controlled by an officer was paid $70,800 (2014 - $69,000) for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recent Accounting Standards and Interpretations Not Yet Applied
New standards and amendments to standards and interpretations that are relevant to the Company and effective for annual periods beginning on or after January 1, 2016, that have not been applied in preparing these financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. Early adoption is permitted and the new standard must be applied retrospectively, with some exceptions. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business and apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendments to IAS 16 and IAS 38). The amendments made to IAS 16 state that revenue-based methods of depreciation cannot be used for property, plant and equipment and the amendments in IAS 38 introduce the supposition that the use of revenue-based amortization methods for intangible assets is inappropriate. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments will have a material impact on the financial statements upon adoption.

Risks and Uncertainties
The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Forward Looking Statements
The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.